SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 9, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 9, 2010 regarding “NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS.”

TELEFONAKTIEBOLAGET LM ERICSSON

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of Shareholders to be held on Tuesday, April 13, 2009 at 3.00 p.m at Kistamässan, Kistagången 1, Kista/Stockholm, Sweden. Registration to the Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry (formerly VPC AB) on Wednesday, April 7, 2010; and

•

give notice of attendance to the Company at the latest on Wednesday, April 7, 2010. Notice of attendance can be given on Ericsson’s website, www.ericsson.com, by telephone +46 (0)8 4029054 on weekdays between 10 a.m. and 4 p.m. or by fax +46 (0)8 216087.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson,

General Meeting of Shareholders,

Box 7835

SE-103 98 Stockholm

Sweden.

When giving notice of attendance, please state name, date of birth, address, telephone no., and number of attending assistants, if any.

The meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Wednesday, April 7, 2010, in order to be entitled to attend the Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). Such documents must be no more than one year old. In order to facilitate the registration at the Meeting, the power of attorney in original, certificate of registration and other documents of authority should be sent to the Company in advance at the address above for receipt by Monday, April 12, 2010. Forms of Power of Attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1	Election of the Chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Meeting.

4	Determination whether the Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditors’ presentation of the audit work during 2009.

7	The President’s speech and questions by the shareholders to the Board of Directors and the management.

8	Resolutions with respect to

8.1	adoption of the profit and loss statement and the balance sheet, the consolidated profit and loss statement and the consolidated balance sheet;

8.2	discharge of liability for the members of the Board of Directors and the President;

8.3	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend.

9	Presentation of the work and proposals of the Nomination Committee, election of the Board of Directors etc.

9.1	Determination of the number of Board members and Deputies of the Board of Directors to be elected by the Meeting.

9.2	Determination of the fees payable to non-employed members of the Board of Directors elected by the Meeting and non-employed members of the Committees of the Board of Directors elected by the Meeting.

9.3	Election of the Chairman of the Board of Directors, other Board members and Deputies of the Board of Directors.

9.4	Resolution on the procedure on appointment of the members of the Nomination Committee and determination of the assignment of the Committee.

9.5	Determination of the fees payable to the members of the Nomination Committee.

9.6	Determination of the fees payable to the Auditor.

10	Resolution on the guidelines for remuneration to senior management.

11	Resolution on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock.

12	Resolution on transfer of treasury stock in relation to the resolutions on the Long Term Incentive Plan 2006 and the Long Term Variable Compensation Programs 2007, 2008 and 2009.

13	Resolution on Einar Hellbom’s proposal for the Meeting to delegate to the Board of Directors to review how shares are to be given equal voting rights and to present a proposal to that effect at the next Annual General Meeting of Shareholders.

14	Close of the Meeting.

Item 1 Chairman of the Meeting

The Nomination Committee proposes the Chairman of the Board of Directors, Michael Treschow, be elected Chairman of the Meeting.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 2.00 per share and Friday, April 16, 2010, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB (formerly VPC AB) is expected to disburse dividends on Wednesday, April 21, 2010.

Item 9.1-9.3 Number of Board members and Deputies, Directors’ fees, election of the Chairman and other members of the Board of Directors

The Nomination Committee, appointed in accordance with the procedure that was re-solved by the Annual General Meeting of Shareholders 2009, is composed of the Chairman of the Committee, Carl-Olof By, AB Industrivärden, Petra Hedengran, Investor AB, Caroline af Ugglas, Livförsäkringsaktiebolaget Skandia, Marianne Nilsson, Swedbank Robur Fonder, and Michael Treschow, Chairman of the Board of Directors. The Nomination Committee proposes:

9.1	the number of Board members to be elected by the Meeting be twelve and no Deputy Directors be elected;

9.2	the fees to the non-employed Board members and to the non-employed members of the Committees to the Board of Directors elected by the Meeting remain unchanged and be paid as follows:

SEK 3 750 000	to the Chairman of the Board of Directors;
SEK 750 000 each	to the other Board members;
SEK 350 000	to the Chairman of the Audit Committee;
SEK 250 000 each	to other members of the Audit Committee; and
SEK 125 000 each	to the Chairmen and other members of the Finance and Remuneration Committee, respectively.

Fees in the form of synthetic shares

The Nomination Committee proposes the Directors should be offered, on unchanged terms, the possibility to receive part of the fees in respect of their Board assignment (however, not in respect of committee work) in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment. The following principal terms and conditions shall apply.

A nominated Director shall have the possibility of choosing to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

•	25 percent in cash – 75 percent in synthetic shares;

•	50 percent in cash – 50 percent in synthetic shares;

•	75 percent in cash – 25 percent in synthetic shares; and

•	100 percent in cash.

The number of synthetic shares allocated to the Director shall be based on a volume weighted average of the market price of shares of series B on NASDAQ OMX Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of the year that the Director was elected or re-elected Director. The number of synthetic shares shall be rounded down to the nearest whole number of shares.

The synthetic shares entail a right to receive payment, following the publication of Ericsson’s year-end financial statement in 2015, of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

Dividend in respect of shares of series B in the Company, which the General Meeting of Shareholders has resolved on during the holding period, shall be disbursed at the same time as the cash amount.

Should the Director’s assignment to the Board of Directors come to an end not later than during the third calendar year after the year in which the General Meeting of Shareholders resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions of the synthetic shares.

The intention is that the Company’s future commitment to pay with regard to the synthetic shares, as set out above, should be hedged by the Company, either through repurchased own shares which are sold on the market in connection with payments to the Directors or through a hedging agreement with a bank. Due to the hedging measures, the financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 9.3 Directors of the Board elected by the Meeting

The Nomination Committee proposes Michael Treschow be re-elected Chairman of the Board of Directors; and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg and Marcus Wallenberg be re-elected and Hans Vestberg and Michelangelo Volpi be elected new members of the Board of Directors.

Hans Vestberg

Born 1965, Bachelor in Business Administration and Economics, University of Uppsala.

Chairman: ST-Ericsson and Svenska Handbollsförbundet.

Board member: Member of the Board of Directors of Sony Ericsson Mobile Communications AB.

Holdings in Ericsson: 42,079 Class B shares.

Principal work experience and other information: President and CEO as of January 1, 2010. First Executive Vice President until December 31, 2009. Hans Vestberg was Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Prior to these positions, Hans Vestberg was Executive Vice President and Head of Business Unit Global Services. He has held various positions in the Company since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile.

Michelangelo Volpi

Born 1966, Bachelor of Science in Mechanical Engineering and Masters in Manufacturing Systems Engineering from Stanford University and M.B.A. from the Stanford Graduate School of Business.

Board member: None. Holdings in Ericsson: None.

Principal work experience and other information: Since July 2009, Partner at the venture capital firm Index Ventures, focusing on investments in the Internet, telecom/networking and media sectors. Before this Michelangelo Volpi was the CEO of Joost Inc., a company in the field of video services delivered over the internet. During the years 1994-2007 he worked for Cisco Systems, where he was Senior Vice President & General Manager of the Routing and Service Provider Technology Group and led Cisco’s business for the Service Provider market, and was also responsible for all of Cisco’s routing and access products. He also served as Cisco’s Chief Strategy Officer. Michelangelo Volpi has also worked for Hewlett Packard in the optoelectronics division.

Item 9.4 Procedure on appointment of the Nomination Committee and determination of the assignment of the Committee

The Nomination Committee proposes a procedure on appointment of the Nomination Committee, in substance as follows:

The Company shall have a Nomination Committee of no less than five members. One member shall be the chairman of the Board of Directors.

Based on the shareholding statistics the Company receives from Euroclear Sweden AB as per the last bank day of the month in which the Annual General Meeting of Shareholders is held, the Nomination Committee shall, without unnecessary delay, identify the four largest shareholders by voting power of the Company.

As soon as reasonably feasible, the Nomination Committee shall, in a suitable manner, contact the identified four largest shareholders and request them, within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the Nomination Committee the name of the person the shareholder wish to appoint member of the Nomination Committee.

The chairman of the Nomination Committee shall be the member that represents the largest shareholder(s) by voting power, provided the Nomination Committee does not unanimously resolve to appoint another member, appointed by a shareholder, chairman of the Nomination Committee.

In case a shareholder considers its shareholding in the Company is of such significance that it justifies a participation in the Nomination Committee, the shareholder may inform in writing the Nomination Committee thereof by stating its shareholding and in connection hereto adequately verify its shareholding. Upon receipt of such a request no later than December 31, and provided the Nomination Committee considers the reported shareholding be adequately verified, the Nomination Committee shall confirm this to the shareholder, who will then be entitled to appoint a supplemental member of the Nomination Committee. In case the Nomination Committee receives a notification from a shareholder past the date of December 31, no action is required to be taken.

The assignment covers to provide proposals for

•	chairman at the Annual General Meeting of Shareholders;

•	chairman of the Board of Directors and other members of the Board of Directors appointed by the Annual General Meeting of Shareholders;

•	fees payable to non-employed members of the Board of Directors;

•	fees payable to the auditors and, when applicable, election of auditors; and

•	possible fees payable to the members of the Nomination Committee.

Item 9.5 Fees payable to the members of the Nomination Committee

The Nomination Committee proposes no remuneration be paid to the Nomination Committee members. However, the Company shall bear the expenses related to the work of the Nomination Committee.

Item 9.6 Fees payable to the Auditor

The Nomination Committee proposes, like previous years, the Auditor fees be paid against approved account.

Item 10 Guidelines for remuneration to senior management

The Board of Directors proposes the Annual General Meeting of Shareholders resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2011 Annual General Meeting. Compared to the guidelines resolved by the 2009 Annual General Meeting, these guidelines have been restructured and rephrased to better demonstrate the basic principles for remuneration within the Ericsson Group.

Details of how we deliver on our principles and policy, including information on previously decided long term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C29, “Information regarding Members of the Board of Directors, Management and Employees” in the annual report 2009.

2010 Remuneration Policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. These principles and good practice in Sweden guide our policy to:

•	Attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on our strategy.

•	Encourage behavior consistent with Ericsson’s culture and core values of professionalism, respect and perseverance.

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive.

•	Ensure a total compensation mix of fixed and variable remuneration and benefits that reflects our principles and is competitive where we compete for talent.

•	Encourage variable remuneration which, first, aligns employees with clear and relevant targets, second, reinforces performance and, third, enables flexible remuneration costs.

•	Ensure that all variable remuneration plans have maximum award and vesting limits.

•	Encourage employees to deliver sustained performance and build up a personal shareholding in Ericsson, aligning the interests of shareholders and employees.

•	Communicate clearly to both employees and shareholders how we translate remuneration principles and policy into practice.

Group Management

For senior management consisting of the Executive Leadership Team, including the President and CEO, in the following referred to as the “Group Management”, total remuneration consists of fixed salary, short- and long term variable remuneration, pension and other benefits.

Furthermore, the following guidelines apply for Group Management:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

•

With the current composition of Group Management, the Company’s cost during 2010 for the variable remuneration of Group Management can, at a constant share price, amount to between 0 and 140 percent of the aggregate fixed salary cost, all excluding social security costs.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

•

By way of exception, additional arrangements can be made when deemed required. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Item 11.1-11.9 The Board of Directors’ proposal for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock

Long Term Variable Remuneration Program 2010 (LTV 2010)

After the Board of Director’s yearly evaluation of ongoing remuneration programs, it proposes to make only minor changes to the structure of Ericsson’s Long Term Variable Remuneration Program. The program is an integral part of the Company’s remuneration strategy and a continued operation would be in line with that of previous years. However, it is proposed that the CEO participation is amended and that the performance target period for the Executive Performance Stock Plan is adjusted to financial years as described in the proposal below. It is anticipated that the LTV 2010 will require up to 23.5 million shares, corresponding to a dilution of up to 0.74 percent of outstanding shares, at a cost between SEK 919 million and SEK 1 611 million unevenly distributed over the years 2010 – 2014.

Three plans

The LTV 2009 builds on a common platform, but consists of three separate plans. The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to Long Term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long term retention of top-talent individuals with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The company monitors the selection process carefully and monitors nominations for bias of factors such as seniority, gender, age and frequency of award.

The Executive Performance Stock Plan is designed to encourage long term value creation and profit growth, in alignment with shareholders’ interests. The plan is offered to an exclusive group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance based share related incentives. For transparency and simplicity reasons, the 36-months earnings per share target period is proposed to run over three financial years, instead of as in previous plans, from the third quarter in the first plan year to the second in the fourth plan year.

The Board of Directors has decided to change the composition of the different remuneration elements in the CEO’s total remuneration package compared to previous years. This means a lower proportion of fixed remuneration and a higher proportion of long term variable remuneration, foremost to further promote a substantial build-up of a personal equity stake. As a consequence of this decision it is proposed that the CEO shall be able to invest up to 10 percent of the gross fixed salary and up to 10 percent of the short term variable remuneration under the Stock Purchase Plan and receive up to a maximum of nine performance matching shares under the Executive Performance Stock Plan. Under the current plan, the CEO can invest up to nine percent of the gross fixed salary and receive up to eight performance matching shares.

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2010, such as transfer of treasury stock and an equity swap agreement with a third party.

The Company’s current holding of treasury stock is sufficient for the carrying out of the LTV 2010. The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2010 and the main alternative is that the financial exposure is secured by transfer of treasury stock.

Costs

The total effect on the income statement of the LTV 2010, including financing costs, is estimated to range between SEK 919 million and SEK 1 611 million unevenly distributed over the years 2010 – 2014. The costs can be compared with Ericsson’s total remuneration costs 2009, including social security fees, amounting to SEK 55 billion. The calculations are based on assumptions of present participation rate in the Stock Purchase Plan and a 100 percent participation in the Key Contributor Retention Plan and the Executive Performance Stock Plan, at maximum contribution levels.

Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 839 million and SEK 1 021 million, depending on the fulfillment of the performance targets of the Executive Performance Stock Plan.1 The compensation costs are distributed over the LTV 2010 period 2010 – 2014.

Social security charges as a result of transfer of shares to employees depend on the performance against the Executive Performance Stock Plan targets and based on an assumed average share price at matching between SEK 30 and SEK 175, the costs are estimated to range between SEK 102 million and SEK 593 million. The social security costs are expected to occur mainly during 2013 – 2014.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 10 million, distributed over the LTV 2010 period 2010 – 2014.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to some SEK 145 million.

Dilution and effects on important key figures

The Company has approximately 3.3 billion shares in issue. As per 31 December 2009, the Company held 79 million shares in treasury. In order to implement the LTV 2010, a total of up to 23.5 million shares of series B are required. This corresponds to approximately 0.74 percent of the total number of outstanding shares. The number of shares covered by existing programs as per 31 December 2009, amounts to approximately 54 million shares, corresponding to approximately 1.6 percent of the number of outstanding shares.

1 The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

Out of the 23.5 million shares of series B required for the LTV 2010, 19.4 million shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.61 percent on earnings per share. This dilutive effect is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will be no dilutive effect on earnings per share of the 4.1 million shares, which may be transferred on NASDAQ OMX Stockholm in order to cover social security payments, as the shares will be sold at market value.

PROPOSALS

The Long Term Variable Remuneration Program 2010

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve on the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2010, the Board of Directors proposes that no more than in total 19 400 000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 4 100 000 shares may be sold on NASDAQ OMX Stockholm in order to cover, inter alia, social security payments.

The Company’s current holding of shares in treasury is sufficient for the carrying out of the LTV 2010.

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve in accordance with the proposals set out below.

Item 11.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the fourth paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross fixed salary in shares of series B in the Company on NASDAQ OMX Stockholm or in ADSs on NASDAQ. The CEO shall have the right to invest up to 10 percent of gross fixed salary and 10 percent of short term variable remuneration for purchase of shares.

If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 11.2 Transfer of treasury stock

a)	Transfer of treasury stock to employees

Transfer of no more than 9 400 000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2010 up to and including November 2014.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting of Shareholders in 2011, transfer no more than 1 900 000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.3 Equity Swap Agreement with third party

In the event that the required majority is not reached under item 11.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 11.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 10 percent of the employees (presently approximately 8 200) are selected as key contributors and will be offered an additional matching of shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

Item 11.5 Transfer of treasury stock

a)	Transfer of treasury stock to employees

Transfer of no more than 6 500 000 shares of series B in the Company to employees on the same terms and conditions as those set out under item 11.2 a) and in accordance with 11.4 above.

b)	Transfer of treasury stock on an exchange

Transfer of no more than 1 300 000 shares of series B in the Company on an exchange on the same terms and conditions as those set out under item 11.2 b) above.

Item 11.6 Equity Swap Agreement with third party

In the event that the required majority is not reached under item 11.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 11.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of employees (presently approximately 410, although it is anticipated that the number of participants will be significantly lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The CEO may be entitled to an additional performance match of up to nine shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan are based on an average annual percentage growth rate in Earnings per Share2 (“EPS”) during the 2010 to the 2012 financial years, i.e. the period January 1, 2010 to December 31, 2012 compared with the period January 1, 2009 to December 31 2009. Matching of shares between average annual EPS growth 3 and 15 percent is linear with a threshold at 5 percent. There will be no allocation of shares if the average annual EPS growth is below 5 percent. The minimum matching at 5 percent annual average EPS growth will be 0.6667 share, 1.0 share and 1.5 shares, depending on whether eligible for 4, 6 or 9 performance matching shares. The maximum number of performance matching shares - 4 shares, 6 shares and 9 shares respectively - will be allocated if the average annual EPS growth is at or above 15 percent.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors.

Item 11.8 Transfer of treasury stock

a)	Transfer of treasury stock to employees

Transfer of no more than 3 500 000 shares of series B in the Company to employees on the same terms and conditions as those set out under item 11.2 a) and in accordance with 11.7 above.

b)	Transfer of treasury stock on an exchange

Transfer of no more than 900 000 shares of series B in the Company on an exchange on the same terms and conditions as those set out under item 11.2 b) above.

2 Earnings per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

Item 11.9 Equity Swap Agreement with third party

In the event that the required majority is not reached under item 11.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Majority rules

The resolutions of the Annual General Meeting of Shareholders on implementation of the three plans according to items 11.1, 11.4 and 11.7 above require that more than half of the votes cast at the General Meeting approve the proposals. The General Meeting’s resolutions on transfers of treasury stock to employees and on an exchange according to items 11.2, 11.5 and 11.8 above, shall be adopted as one resolution for each of the three items, and require that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 11.3, 11.6 and 11.9 above requires that more than half of the votes cast at the General Meeting approve the proposals.

Description of ongoing variable remuneration programs

The Company’s ongoing variable remuneration programs are described in detail in the Annual Report 2009 in the note to the Consolidated Financial Statements, Note C29 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its remuneration policy in line with corporate governance best practice.

Item 12 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long Term Incentive Plan 2006 and the Long Term Variable Compensation Programs 2007, 2008 and 2009

Background

The Annual General Meeting of Shareholders 2006, the Extraordinary General Meeting of Shareholders 2007 as well as the Annual General Meetings of Shareholders 2008 and 2009 resolved on a right for the Company to transfer in total not more than 11 500 0003 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, that may occur in relation to the Long Term Incentive Plan 2006 and the Long Term Variable Compensation Programs 2007, 2008 and 2009.

Each resolution has for legal reasons only been valid up to the following Annual General Meeting of Shareholders. Resolutions on transfer of treasury stock for the purpose of the above mentioned plan and programs have therefore been repeated at the subsequent Annual General Meetings of Shareholders.

In accordance with the resolutions on transfer of in total not more than 11 500 000 shares, 4 056 187 shares of series B have been transferred up to March 5, 2010.

Proposal

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve that Telefonaktiebolaget L M Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2011, not more than 7 443 813 shares of series B in the Company, or the lower number of shares of series B, which as per April 13, 2010 remains of the original 11 500 000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long Term Incentive Plan 2006 and the Long Term Variable Compensation Programs 2007, 2008 and 2009. Transfer of shares shall be effected on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share.

3 Recalculated for the 2008 reverse split of shares 1:5

Majority rules

The resolution of the Annual General Meeting of Shareholders on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Meeting vote in favor of the proposal.

Shares and votes

There are in total 3,273,351,735 shares in the Company; 261,755,983 shares of series A and 3,011,595,752 shares of series B, corresponding to in total 562,915,558 votes. On March 2, 2010, the Company’s holding of treasury stock of series B was 77,738,276 corresponding to 7,773,827 votes.

The Annual Report 2009 and the complete proposals for resolutions under items 1 and 9-12 above will be sent to the shareholders upon request. The complete proposals are also posted on the Company’s website, www.ericsson.com.

Stockholm, March 2010

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 9, 2010